

December 22, 2017

<u>Via U.S. mail</u>
David Wolfin
Chief Executive Officer
Avino Silver & Gold Mines Ltd.
570 Granville Street, Suite 900
Vancouver, British Columbia
V6C 3P1, Canada

Re: Avino Silver & Gold Mines Ltd.
Form 20-F for Fiscal Year Ended December 31, 2016
Filed March 10, 2017
File No. 001-35254

Dear Mr. Wolfin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2016

Item 5. Operating and Financial Review and Prospects, page 60

1. Please expand your discussion to describe the underlying drivers for material changes in revenues, cost of sales, operating expenses, other items and income taxes between each period presented. Where multiple drivers are responsible for the changes, please discuss and quantify the effect for each driver identified. Refer to Item 5 of Form 20-F, including the related Instructions.

Item 18. Financial Statements

Note 3. Significant Accounting Policies

Plant, Equipment, and Mining Properties, page 118

2. You estimate the San Gonzalo mine's remaining life to be 1.8 years and the Avino mine's remaining life to be 11.3 years. Please tell us the dollar amounts of mill machinery, processing equipment and buildings on or near each mine. Also, tell us your basis under IFRS for depreciating each of these assets over 20 years.

Note 8. Exploration and Evaluation Assets, page 125

3. On page 112, you disclose that prior to reaching production levels intended by management, costs incurred are capitalized as part of the costs of related exploration and evaluation assets, and proceeds from concentrate sales are offset against costs capitalized. Please tell us your basis under IFRS for offsetting concentrate sales against capitalized IFRS 6 exploration and evaluation costs. Also, tell us the related cost of sales amounts for each period presented, where they are reflected in your financial statements and your IFRS basis for their treatment.

Exhibit 13.3

Consent of Independent Registered Public Accounting Firm

4. Please obtain and file a properly-dated consent from your auditors.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Blaise Rhodes at (202) 551-3774 or me at (202) 551-3769 with any questions.

                                        Sincerely,

                                        /s/Craig Arakawa for

                                        Rufus Decker
                                        Accounting Branch Chief
                                        Office of Beverages, Apparel and
                                        Mining